EXHIBIT 5.01

Dynamic Energy Alliance Corporation
10000 N. Central Expressway, Suite 400,
Dallas, Texas 75231

October 1, 2013

Board of Directors
Dynamic Energy Alliance Corporation
10000 N. Central Expressway, Suite 400,
Dallas, Texas 75231

Re:  Resignation of Charles R. Cronin Jr.

Dear Board of Directors:

Please be advised that I, Charles R Cronin Jr., do hereby resign all of my positions as Director or Officer of Dynamic Energy Alliance Corporation., (the "Company"). This resignation is effective October 11, 2013. Specifically, I resign from my position as Director of the Company and Chairman of the Board, as well as any other positions that might be construed as part of the executive management or directorship of the Company.

This resignation is made for personal reasons and not due to any disagreement on any matter relating to the operations, policies, or practices of the Company.

Very truly yours,

/s/ Charles R. Cronin Jr.
Charles R Cronin Jr.